MacroChem Corporation
                              40 Washington Street
                                   Suite 220
                           Wellesley Hills, MA 02481


                                      BERNARD R. PATRIACCA
                                      Vice President and Chief Financial Officer





February 23, 2007


Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Mail Stop 6010
United States Securities and Exchange Commission
Washington, DC 20549

      RE:  MACROCHEM CORPORATION
           FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005
           FILE NO. 0-13634

Dear Mr. Rosenberg:

Set forth below is a response of MacroChem Corporation ("MACROCHEM" or the "COMPANY") to the Commission's Oral Comments conveyed during a telephone conference with SEC Senior Staff Accountant Mark Brunhofer on February 12, 2007 that pertain to MacroChem's Annual Report on Form 10-K for the year ended December 31, 2005 (File No. 0-13634) (the "FORM 10-K") filed on March 28, 2006.

The responses below are keyed to the comment numbers referenced in the telephone conference with the Commission.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005



FINANCIAL STATEMENTS

NOTE 4:  STOCKHOLDERS' EQUITY

AUTHORIZED CAPITAL STOCK, PAGE 55
STOCK SALES, PAGE 55

1. COMMENT: PLEASE PROVIDE US A DRAFT DISCLOSURE AS TO WHY YOU CLASSIFY YOUR SERIES C PREFERRED STOCK IN THE MEZZANINE CONSISTENT WITH YOUR RESPONSE TO OUR PREVIOUS COMMENT 2A.

Mr. Jim B. Rosenberg                  -2-                      February 23, 2007
Senior Assistant Chief Accountant-Division of Corporation Finance

          RESPONSE:

          SERIES C CONVERTIBLE PREFERRED STOCK

          On December 23, 2005, pursuant to the terms of a Preferred Stock and Warrant Purchase Agreement (the "Purchase Agreement"), the Company completed the first closing of a private placement (the "Series C Financing") in which institutional investors (the "Purchasers") acquired 250 shares of Series C Cumulative Convertible Preferred Stock (the "Series C Preferred Stock") and six-year Warrants to purchase 2,380,951 shares of common stock at an exercise price of $1.26 per share, for an aggregate purchase price of $2.5 million (the "First Closing"). The net proceeds from the First Closing were $2,125,943. In the second closing of the Series C Financing, on February 13, 2006, the Company issued to institutional investors (the "Purchasers") 575.5 shares of Series C Preferred Stock and six-year warrants (the "Warrants") to purchase 5,480,961 shares of the Company's common stock at an exercise price of $1.26 per share, for an aggregate purchase price of approximately $5.75 million (the "Second Closing"). The net proceeds from the Second Closing were $5,186,908. The terms of the Series C Preferred Stock and Warrants issued in the First Closing and the Second Closing were identical.

          RELEVANT MATERIAL TERMS

          The terms and provisions of the Series C Preferred Stock are set forth in the Certificate of Designations, Rights and Preferences of Series C Cumulative Convertible Preferred Stock (the "Certificate of Designations"). Certain material terms of the Series C Preferred Stock relevant to this response are summarized below:

          OBLIGATIONS TO REGISTER SHARES

          When issued, the securities offered and sold to the Purchasers in the Series C Financing were not registered under the Securities Act of 1933, as amended (the "Securities Act") and were sold in reliance upon the exemption from securities registration afforded by Regulation D under the Securities Act. All of the Purchasers represented to MacroChem that they were "accredited investors", as defined in Rule 501 of Regulation D. In connection with the Series C Financing, MacroChem entered into an Investor Rights Agreement with the Purchasers, pursuant to which MacroChem was required to file a registration statement with the Securities and Exchange Commission covering the resale of the common stock issuable upon conversion of the Series C Preferred Stock, issuable as payment of dividends on the Series C Preferred Stock and issuable upon exercise of the Warrants

Mr. Jim B. Rosenberg                  -3-                      February 23, 2007
Senior Assistant Chief Accountant-Division of Corporation Finance

          and the warrants issued to the placement agent, no later than March 27, 2006, and to use its best efforts to cause the registration statement to become effective within a specified time period. The Investor Rights Agreement further provides that if a registration statement is not filed or declared effective within specified time period, the Company would be required to pay each holder an amount in cash, as liquidated damages, equal to 2.0% per month of the aggregate purchase price paid by such holder in the private placement for the common stock and warrants then held.

          DIVIDENDS: The Series C Preferred Stock accrues dividends at the rate of 10% of the stated price annually, payable quarterly in cash or common stock. The first dividend payment date was March 31, 2006.

          LIQUIDATION: Upon liquidation, dissolution or winding up, the holders of Series C Preferred Stock are entitled, before any distributions are made to the holders of the common stock, or any other class or series of capital stock of the Company ranking junior to the Series C Preferred Stock as to such distributions, to be paid an amount equal to $10,000 per share and any unpaid dividends thereon, subject to adjustment.

          VOTING: The Certificate of Designations contains a provision that restricts a holder of Series C Preferred Stock from (i) converting Series C Preferred Stock into common stock to the extent that such conversion would result in the holder owning more than 4.95% of the issued and outstanding common stock of the Company or (ii) voting together with the common stock on an as-if-converted to common stock basis in respect of more than 4.95% of the issued and outstanding common stock of the Company. The Warrants issued pursuant to the purchase agreement contain a similar restriction (collectively, the "Beneficial Ownership Cap"). A holder of Series C Preferred Stock or a Warrant may elect, subject to certain conditions, to be exempt from the Beneficial Ownership Cap. Subject to the Beneficial Ownership Cap restrictions, as of the date of the second closing of the private placement financing in February 2006 (the "Second Closing"), the Series C Preferred Stock acquired by the purchasers was convertible into 4,057,885 shares of common stock and the holders of the Series C Preferred Stock vote on an as-converted basis with the holders of our common stock, and therefore held approximately 80.28% of the voting power of our outstanding securities. Assuming both the conversion of the Series C Preferred Stock and the exercise of all of the Warrants acquired by the purchasers, in each case subject to the Beneficial Ownership Cap restrictions, the purchasers would have held approximately 89.06% of the outstanding common stock of the Company as of the date of the Second Closing.

Mr. Jim B. Rosenberg                  -4-                      February 23, 2007
Senior Assistant Chief Accountant-Division of Corporation Finance

          REDEMPTION: If the Company fails or refuses to convert any shares of Series C Preferred Stock in accordance with the terms of the Series C Preferred Stock, the holders of the Series C Preferred Stock are entitled to elect to require the Company to redeem their Series C Preferred Stock. In the event of a redemption, the redemption price per share of Series C Preferred Stock is an amount in cash equal to the greater of (1) all accrued but unpaid dividends as of the date the holder makes the demand for redemption with respect to each share to be redeemed plus the $10,000 liquidation preference per share or (2) the total number of shares of common stock into which such Series C Preferred Stock is convertible multiplied by the then-current market price of the common stock.

          Given that the redemption provision described above does not embody an unconditional obligation requiring the Company to redeem the instrument at a specified or determinable date or upon an event certain to occur, the Series C Preferred Stock is not a mandatorily redeemable financial instrument. Therefore, the Company determined that the guidance in FAS 150, ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY, which requires liability classification for mandatorily redeemable financial instruments, does not apply.

          Rule 5-02.28 of Regulation S-X requires securities with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity. The holders of the Series C Preferred Stock control a majority of the voting power of the Company's common stock and, as a result of this control, could directly or indirectly influence the triggering of the redemption provision by, for example, refusing to approve an increase in the authorized but unissued shares of common stock of the Company if, in the future, such increase were necessary to effect the conversion of the Series C Preferred Stock. Accordingly, the redemption provision is not solely within the Company's control, and thus the Series C Preferred Stock is not permanent equity.

          Because the Series C Preferred Stock did not qualify for treatment as a liability or as permanent equity as described above, the Company recorded the portion of the proceeds attributable to the Series C Preferred Stock as mezzanine equity pursuant to EITF Topic D-98, Classification and Measurement of Redeemable Securities. Because the Company has a substantial amount of authorized but unissued common stock (in excess of 95 million shares), the occurrence of a redemption event is not considered probable, and thus the carrying value of the Series C Preferred Stock was not accreted to its redemption value.

          CONVERSION: Each convertible preferred share is convertible into shares of common stock. The number of shares of common stock into

Mr. Jim B. Rosenberg                  -5-                      February 23, 2007
Senior Assistant Chief Accountant-Division of Corporation Finance

          which each share of Series C Preferred Stock is convertible is determined by dividing the liquidation value per share plus all accrued but unpaid dividends thereon by $1.05. The conversion price for the Series C Preferred Stock and the Warrant exercise price were each subject to reset adjustment such that if the average price of the common stock over the twenty trading days immediately preceding May 8, 2006 (the "Average Price") was lower than the conversion and/or exercise price, then such conversion and/or exercise price would have been adjusted to equal the Average Price.

          The Company evaluated whether the embedded conversion feature in the Series C Preferred Stock required bifurcation and determined, in accordance with paragraph 12 of SFAS 133, that the economic characteristics and risks of the embedded conversion feature in the Series C Preferred Stock were clearly and closely related to the underlying common stock because, through the voting and conversion rights, the holders of Series C Preferred Stock essentially control the Company. As a result, the Company concluded that bifurcation was not required under SFAS 133.

          Pursuant to the guidance in paragraph 5 of EITF 00-27, APPLICATION OF ISSUE NO. 98-5 TO CERTAIN CONVERTIBLE INSTRUMENTS, we allocated the proceeds from the Series C financing between the Series C Preferred Stock and the warrants based upon their estimated fair values as of the closing date resulting in $330,243 being allocated to the Series C Preferred Stock and $1,620,778 being allocated to the warrants. We then calculated the intrinsic value of the beneficial conversion feature embedded in the Series C Preferred Stock. As the amount of the beneficial conversion feature exceeded the value allocated to the Series C Preferred Stock, the amount of the beneficial conversion feature recorded was limited to the proceeds allocated to the Series C Preferred Stock. The beneficial conversion value of $330,243 was recognized as an additional discount on the Series C Preferred Stock which amount was immediately accreted and treated as a deemed dividend to the holder of the shares of Series C Preferred Stock as all of the Series C Preferred Stock was eligible for conversion upon issuance.


          WARRANTS: In addition to the issuance of shares of Series C Preferred Stock, the Company issued warrants to purchase an aggregate of up to 2,380,951 shares of common stock at a per share exercise price of $1.26 per share. The warrants have a term of exercise expiring in 6 years. The warrants contain a "cashless exercise" feature that allows the holders, under certain circumstances, to exercise the warrants without making a cash payment to the Company. In addition, upon the occurrence of a change of control, a warrant holder, at its option,

Mr. Jim B. Rosenberg                  -6-                      February 23, 2007
Senior Assistant Chief Accountant-Division of Corporation Finance

          can require the Company to repurchase the warrant for an aggregate purchase price, payable in cash, calculated according to a specified formula (the "Put Feature").

          The Company allocated the proceeds between the stock and the warrants based upon their estimated fair values as of the closing date, resulting in $1,620,778 being allocated to the warrants. The Company determined the fair value of the warrants using the Black-Scholes option pricing model with the following assumptions: weighted average risk free rate of 4.18%; volatility of 100% and a dividend yield of 0%. The Company determined that the warrants meet the definition of a derivative instrument as defined in SFAS 133, Accounting for Derivative Instruments and Hedging Activities. The fair value of the warrants are recorded as liabilities pursuant to the guidance in paragraphs 12 and 27 of EITF 00-19, ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS INDEXED TO, AND POTENTIALLY SETTLED IN, A COMPANY'S OWN STOCK, because the Put Feature is a form of net cash settlement in that it allows a holder of the warrant to require the Company to repurchase the warrant for cash in the event of a change in control.

          OFFERING COSTS: The placement agent in the Series C Financing received a warrant to purchase approximately 238,905 shares of common stock at a purchase price of $1.05 per share for a period of 6 years. The Company determined the fair value of the warrants using the Black-Scholes option pricing model with the following assumptions: weighted average risk free rate of 4.18%; volatility of 100% and a dividend yield of 0%. The fair value of the warrants of $174,922 was treated as an offset to the proceeds of the Series C Financing and credited to additional paid in capital.


2. COMMENT: WE ACKNOWLEDGE YOUR RESPONSE TO OUR PREVIOUS COMMENT 2B. PLEASE PROVIDE US DRAFT DISCLOSURE THAT CLEARLY EXPLAINS WHY YOU DO NOT BELIEVE REDEMPTION IS PROBABLE AND THEREFORE WHY YOU DO NOT ACCRETE YOUR SERIES C PREFERRED STOCK TO ITS REDEMPTION VALUE AS REQUIRED BY PARAGRAPH 15 OF EITF-D98.

          RESPONSE: Please see the response to Comment 1 above under the heading "Redemption", which contains consolidated draft disclosure.


3. COMMENT: WE ACKNOWLEDGE YOUR RESPONSE TO OUR PREVIOUS COMMENT 2D AND IT IS UNCLEAR WHY YOU BELIEVE THE EMBEDDED CONVERSION FEATURE OF YOUR SERIES C PREFERRED STOCK IS "CLEARLY CONSIDERED TO POSSESS EQUITY CHARACTERISTICS" AND THEREFORE NOT A DERIVATIVE UNDER SFAS 133 AS A RESULT OF PARAGRAPH 12(A). CONSISTENT WITH THE GUIDANCE IN PARAGRAPH 61(L) OF SFAS 133, IT APPEARS THAT YOUR CUMULATIVE FIXED NET DIVIDEND OF 10% AND YOUR POTENTIAL REDEMPTION REQUIREMENT ARE MORE AKIN TO DEBT. AS A RESULT, PLEASE PROVIDE

Mr. Jim B. Rosenberg                  -7-                      February 23, 2007
Senior Assistant Chief Accountant-Division of Corporation Finance

     AN ANALYSIS OF EACH OF THE CRITERIA OF PARAGRAPHS 12-32 OF EITF-0019 OR EXPLAIN TO US IN DETAIL HOW THE PROVISIONS OF YOUR PREFERRED STOCK ARE MORE AKIN TO EQUITY. IN YOUR ASSESSMENT, PLEASE NOTE THAT THE PROVISIONS OF PARAGRAPH 19 OF EITF-0019 MUST BE ASSESSED ON THE ISSUANCE DATE WITHOUT REGARD TO THE FACT THAT NO ADJUSTMENT TO THE CONVERSION RATE WAS ACTUALLY MADE ON MAY 8, 2006.

          RESPONSE: The Company supplementally advises the Staff that, while we recognize that the cumulative fixed dividend and the potential redemption requirement are characteristics of debt, when all of the economic characteristics and risks are considered as a whole, we concluded that the Series C Preferred Stock is more akin to equity than to debt. Pursuant to paragraph 60 of SFAS 133, "if the host contract encompasses a residual interest in an entity, then its economic characteristics and risks should be considered that of an equity instrument. . . ." Further in paragraph 60, the example points out that an instrument that does not "involve any existing or potential residual rights" would not be an equity instrument. The Series C Preferred Stock clearly gives the stockholders both existing and ongoing rights of ownership (i.e., a residual interest), as the holders of Series C Preferred Stock are entitled to vote on an as-converted basis with the holders of our common stock. The dividend, while fixed, is payable quarterly in cash or common stock at the Company's election. To date, the Company's Board of Directors has declared each quarterly dividend to be paid in shares of common stock. The redemption rights of the Series C preferred stock are perpetual and do not have a stated maturity or redemption date, unlike debt instruments. The right of the holders of the Series C Preferred stock to receive payments, including the Liquidation Preference, is not secured by any collateral.


4. COMMENT: WE ACKNOWLEDGE YOUR RESPONSE TO OUR PREVIOUS COMMENT 2E AND WILL EVALUATE YOUR RESPONSE AGAIN AFTER YOU ADDRESS COMMENT 3 ABOVE. HOWEVER, IN ANY REGARD, PLEASE EXPLAIN TO US YOUR ACCOUNTING ENTRIES FOR THE ISSUANCE OF YOUR PREFERRED STOCK AND WARRANTS. IN THIS REGARD, IT IS UNCLEAR HOW YOU ALLOCATED THE $2,125,943 GROSS PROCEEDS IDENTIFIED IN YOUR STATEMENT OF CASH FLOWS AS YOUR RESPONSE ONLY INDICATED THAT A TOTAL OF $1,951,021 WAS ALLOCATED TO WARRANTS AND PREFERRED STOCK. IN ADDITION, WE WOULD EXPECT TO SEE A CREDIT TO ADDITIONAL PAID-IN CAPITAL FOR YOUR BENEFICIAL CONVERSION FEATURE THAT YOU RECOVERED UNDER EITF-0027.

          RESPONSE:

          Pursuant to the guidance in paragraph 5 of EITF 00-27, APPLICATION OF ISSUE NO. 98-5 TO CERTAIN CONVERTIBLE INSTRUMENTS, we allocated the proceeds from the Series C Financing on December 23, 2005, between the Series C Preferred Stock and the warrants based upon the their estimated fair values as of the closing date, resulting in $330,243

Mr. Jim B. Rosenberg                  -8-                      February 23, 2007
Senior Assistant Chief Accountant-Division of Corporation Finance

          being allocated to Series C Preferred Stock and $1,620,778 being allocated to the warrants. The remaining $174,922 of gross proceeds represented the value of the warrants issued to the placement agent in partial payment of its fees in connection with the transaction and were credited to Additional Paid in Capital. We then calculated the intrinsic value of the beneficial conversion feature embedded in the Series C Preferred Stock. As the amount of the beneficial conversion feature exceeded the value allocated to the Series C Preferred Stock, the amount of the beneficial conversion feature recorded was limited to the proceeds allocated to the Series C Preferred Stock. The beneficial conversion of $330,243 was recognized as an additional discount on the Series C Preferred Stock which amount was immediately accreted and treated as a deemed dividend to the holder of the shares of Series C Preferred Stock as all of the Series C Preferred Stock was eligible for conversion upon issuance.

          The following entries were recorded to properly reflect the Series C Preferred Stock transaction.


          Dr.
          Cash                                       2,500,000
          ------------------------------------------------------------------
                     Cr. Series C Preferred Stock                    330,243
          ------------------------------------------------------------------
                     Cr. Warrants liability                        1,620,778
          ------------------------------------------------------------------
                     Cr. APIC (Warrant to private                    174,922
                     placement agent)
          ------------------------------------------------------------------
                     Cr. Cash/A/P (issuance costs)                   374,057
          ------------------------------------------------------------------
          To record the sale of Preferred Stock and warrants at relative fair value
          ------------------------------------------------------------------


          ------------------------------------------------------------------
          Dr. Series C Preferred Stock               330,243
          ------------------------------------------------------------------
                     Cr. Additional Paid in Capital                  330,243
          ------------------------------------------------------------------
          To record Beneficial Conversion Feature of the Preferred Stock
          ------------------------------------------------------------------


          ------------------------------------------------------------------
          Dr. Additional Paid in Capital             330,243
          ------------------------------------------------------------------
                     Cr. Series C Preferred Stock                    330,243
          ------------------------------------------------------------------
          To recognize BCF and accrete preferred stock as deemed dividend.
          ------------------------------------------------------------------

Mr. Jim B. Rosenberg                  -9-                      February 23, 2007
Senior Assistant Chief Accountant-Division of Corporation Finance


WARRANTS, PAGE 55

5. COMMENT: CONSISTENT WITH THE REASONS IDENTIFIED IN YOUR RESPONSE TO OUR PREVIOUS COMMENT 3, PLEASE PROVIDE US A REVISED DRAFT DISCLOSURE INDICATING WHY YOU ACCOUNT FOR YOUR WARRANTS AS LIABILITIES.

          RESPONSE: Please see the response to Comment 1 above under the heading "Warrants", which contains consolidated draft disclosure.


6. COMMENT: WE ACKNOWLEDGE YOUR RESPONSE TO OUR PREVIOUS COMMENT 4. PLEASE EXPLAIN TO US WHY YOU BELIEVE THE VALUE OF THE PLACEMENT AGENT WARRANTS IS PROPERLY RECORDED AS A CREDIT TO ADDITIONAL PAID IN CAPITAL. IN THIS REGARD, PLEASE CLARIFY WHETHER THESE WARRANTS HAVE THE SAME PUT FEATURE IDENTIFIED IN YOUR RESPONSE TO OUR PREVIOUS COMMENT 3.

          RESPONSE: As of December 31, 2005, the value of the placement agent warrant for the Series C Financing, as described under the heading "Offering costs" in the response to Comment 1, was $174,922 which was credited to Additional Paid in Capital as it was considered a fee associated with the Series C Financing. Upon further review, we determined that the rights and obligations of the warrant issued to the placement agent are in substance the same as those of the warrants issued as part of the Series C Financing, including the Put Feature. As such, the warrants issued to the placement agent should have been credited to the warrant liability to be consistent with the treatment of the warrants issued as part of the financing. We will correct the error in our Annual Report on Form 10-K for the year ended December 31, 2006 and will properly adjust the information presented in the footnote disclosures. The 2006 quarterly results included in the 2007 Form 10-Q's will also be adjusted to reflect the correction of the error.


In connection with these responses to your comments, the Company acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jim B. Rosenberg                  -10-                     February 23, 2007
Senior Assistant Chief Accountant-Division of Corporation Finance

Please direct any comments or questions on MacroChem's responses to me at (781) 489-7310. Thank you.

Sincerely,

/s/ Bernard R. Patriacca

Bernard R. Patriacca

cc:  Robert J. DeLuccia
     Glenn E. Deegan
     Dwight W. Quayle
     Justin A. McCormack